SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-35571

Gold Standard Ventures Corp.
(Name of Registrant)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Jordan Neeser
Name:	Jordan Neeser
Title:	Chief Financial Officer & Corporate Secretary

Date: April 29, 2022

EXHIBIT INDEX

EXHIBIT 99.2 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-248661) AND FORM S-8 (FILE NO. 333-2255330), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

Exhibit	Description

99.1	Notice and Access Notice
99.2	Notice of Meeting and Management Information Circular
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Financial Statements Request Form